UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COBRA ELECTRONICS CORPORATION

(Name of Subject Company)

COBRA ELECTRONICS CORPORATION

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.33 (1/3) PER SHARE

(Title of Class of Securities)

191042100

(CUSIP Number of Class of Securities)

Robert J. Ben

Senior Vice President, Chief Financial Officer and Secretary

Cobra Electronics Corporation

6500 West Cortland Street

Chicago, Illinois 60707

(773) 889-8870

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Pran Jha

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Cobra Electronics Corporation, a Delaware corporation (“Cobra” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Venom Electronics Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”). Parent and Purchaser are affiliates of Monomoy Capital Partners II, L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership, as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 10, 2014 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any and all of the outstanding shares of common stock, par value $0.33(1/3) per share (each, a “Share”), at a price per Share of $4.30, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2014 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately before the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on October 7, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of that time, 4,942,953 Shares had been validly tendered into the Offer and not validly withdrawn (not including 41,182 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 74.86% of the Shares outstanding on a fully diluted basis. The number of Shares validly tendered into the Offer and not validly withdrawn satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered into the Offer and not validly withdrawn.

On October 8, 2014, the Merger was consummated pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the DGCL) was automatically converted into the right to receive the Merger Consideration without interest, less any applicable withholding taxes, and all such Shares were canceled and ceased to exist.

Parent intends to cause all Shares to be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

On October 8, 2014, Parent issued a press release announcing the results of the Offer and acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer, a copy of which is filed as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(D)	Press Release, dated October 8, 2014 issued by Parent (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on October 8, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COBRA ELECTRONICS CORPORATION

By:	/s/ Robert J. Ben
Robert J. Ben Senior Vice President, Chief Financial Officer and Secretary

Dated: October 8, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 10, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on September 10, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(5)(A)	Press Release, dated August 28, 2014 issued by Cobra and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).

(a)(5)(B)	Opinion of William Blair & Co., L.L.C., dated August 27, 2014 (incorporated by referenced to Annex A attached to this Schedule 14D-9).

(a)(5)(C)	Complaint of Paul Miles against Cobra Electronics Corporation, James Bazet, William Carmichael, John Lupo, Ian Miller, S. Sam Park, Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P., Venom Electronics Holdings, Inc. and Venom Electronics Merger Sub., Inc., filed in the Court of Chancery of the State of Delaware, dated September 11, 2014 (incorporated by reference to Exhibit (a)(5)(C) of Amendment No. 1 to the Schedule TO of Purchaser filed with the SEC on September 15, 2014).

(a)(5)(D)	Press Release, dated October 8, 2014 issued by Parent (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on October 8, 2014).

(b)(1)	Financing Commitment Letter, dated August 27, 2014, by and among Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P. and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(b)(2)	Limited Guaranty, dated August 27, 2014, by and between Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. in favor of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(d)(1)	Agreement and Plan of Merger, dated August 27, 2014, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).

(d)(2)	Confidentiality Agreement, dated January 28, 2014, by and between Chaperone Holdings, Inc. and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(e)(1)	First Amendment to Amended and Restated Rights Agreement, dated August 27, 2014, by and between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).

Exhibit Number	Description

(e)(2)	2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement Schedule 14A dated April 1, 2010).

(e)(3)	1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2013).

(e)(4)	2000 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 dated July 25, 2000 (File No. 333-42164)).

(e)(5)	Executive Deferred Compensation Plan dated December 2, 1999 (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K for the year ended December 31, 1999).

(e)(6)	First Amendment to Executive Deferred Compensation Plan effective as of December 31, 2008 (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(7)	2002 Deferred Compensation Plan for Select Executives (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(8)	First Amendment to 2002 Deferred Compensation Plan for Select Executives effective as of November 1, 2008 (incorporated by reference to Exhibit 10.30 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(9)	Second Amendment to 2002 Deferred Compensation Plan for Select Executives effective as of December 31, 2008 (incorporated by reference to Exhibit 10.31 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(10)	Third Amendment to 2002 Deferred Compensation Plan for Select Executives effective as August 1, 2010 (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(11)	Employment Agreement between the Company and James Bazet dated as of June 20, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 20, 2012).

(e)(12)	Employment Agreement between the Company and Sally Washlow dated as of July 28, 2010 (incorporated by reference to Exhibit 10.1 the Company’s Form 10-Q for the quarter ended September 30, 2010).

(e)(13)	Amendment to Letter Agreement dated January 4, 2013 between the Company and Sally Washlow (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 4, 2013).

(e)(14)	Employment Agreement between the Company and Robert J. Ben dated as of May 11, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2011).

(e)(15)	2014 Executive Incentive Payment Plan (incorporated by reference to Exhibit 10.1 the Company’s Form 10-Q for the quarter ended March 31, 2014).

(e)(16)	Restated Certificate of Incorporation of the Company, as amended October 28, 1998 (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-K for the year ended December 31, 1998).

(e)(17)	Amended and Restated Bylaws of the Company adopted February 19, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K dated February 19, 2013).

(e)(18)	Tender and Support Agreement, dated as of August 27, 2014, by and among Parent, Purchaser, James R. Bazet, Sally A. Washlow, Robert J. Ben, William P. Carmichael, John S. Lupo, Ian R. Miller and S. Sam Park (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).